Exhibit 2.1

PLAN OF DOMESTICATION

MIDWEST HOLDING INC.

This Plan of Domestication has been adopted by Midwest Holding Inc., a Nebraska corporation (the “Company”) as of August 12, 2020.

WITNESSETH:

WHEREAS, the Company is a corporation duly organized and existing under the laws of the State of Nebraska;

WHEREAS, the Company wishes to change its domicile of incorporation from Nebraska to Delaware by domesticating in Delaware on the terms set forth herein; and

WHEREAS, the Board of Directors of the Company has adopted a resolution approving this Plan of Domestication;

NOW THEREFORE, the Company agrees as follows:

1.          Conversion and Domestication. The Company shall convert from a Nebraska corporation to a Delaware corporation by domesticating in Delaware pursuant to Section 265 of the Delaware General Corporation Law and Sections 21-2,127 to 21-2,132 of the Nebraska Model Business Corporation Act. Following the domestication, the Company shall be governed by the laws of the State of Delaware. The domestication of the Company in Delaware shall herein be referred to as the “Domestication.”

2.          Shareholder Approval. As soon as practicable after the execution of this Plan of Domestication, the Company shall submit this Plan of Domestication to its shareholders for approval.

3.          Effective Date. The Domestication shall be effective upon the filing of a Certificate of Conversion from a Non-Delaware Corporation to a Delaware Corporation (the “Certificate of Conversion”) with the Secretary of State of the State of Delaware and the filing of Articles of Charter Surrender with the Secretary of State of the State of Nebraska, which filings shall be made as soon as practicable after all required shareholder approvals have been obtained. The time of such effectiveness shall herein be referred to as the “Effective Date.”

4.          Common Stock of the Company. On the Effective Date, by virtue of the Domestication and without any action on the part of the holders thereof, each share of Common Stock of the Company issued and outstanding immediately prior thereto shall be unchanged, shall continue to represent one share of common stock (“Common Stock”) of the Company as a Delaware corporation, and shall remain issued and outstanding immediately after consummation of the Domestication.

5.          Options/Restricted Equity of the Company. On the Effective Date, by virtue of the Domestication and without any action on the part of the holders thereof, all stock options, restricted stock units or other restricted equity outstanding and unexercised as of the Effective Date and the Company’s equity plans in effect on such date shall continue and remain in effect upon the same terms and conditions as were in effect immediately prior to the Domestication, and the Company shall continue to reserve that number of shares of Common Stock with respect to each such equity plans as was reserved by the Company prior to the Effective Date with no other changes in the terms and conditions thereof.

6.          Stock Certificates. On and after the Effective Date, all of the outstanding certificates which prior to that time represented shares of the Common Stock of the Company shall be deemed for all purposes to continue to evidence ownership of and to represent the shares of the Company into which the shares represented by such certificates have been converted as herein provided. The registered owner on the books and records of the Company or its transfer agent of any such outstanding stock certificate shall, until such certificate shall have been surrendered for transfer or conversion or otherwise accounted for to the Company or its transfer agent, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of the Company evidenced by such outstanding certificate as above provided.

7.          Succession. On the Effective Date, all of the rights, privileges, debts, liabilities, powers and property of the Company as a Nebraska corporation shall continue to be the rights, privileges, debts, liabilities and powers of the Company as a Delaware Corporation in the manner and as more fully set forth in Section 265 of the Delaware General Corporation Law. Without limiting the foregoing, upon the Effective Date, all property, rights, privileges, franchises, patents, trademarks, licenses, registrations, agreements, contracts and other assets of every kind and description of the Company shall continue to be vested in and devolved upon the Company without further act or deed. All rights of creditors of the Company and all liens upon any property of the Company shall be preserved unimpaired, and all debts, liabilities and duties of the Company shall continue to be obligations of the Company.

8.          Certificate of Incorporation and By-Laws. Immediately prior to or simultaneously with the filing of the Certificate of Conversion, the Company shall file the Certificate of Incorporation in the form of Exhibit A hereto (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware, which shall be the Certificate of Incorporation of the Company following the Domestication. The Bylaws set forth as Exhibit B hereto (the “Bylaws”) shall be the Bylaws of the Company following the Effective Date of the Domestication.

9.          Directors and Officers. The members of the Board of Directors and the officers of the Company immediately prior to the Effective Date shall continue in office following the Effective Date of the Domestication until the expiration of their respective terms of office and until their successors have been elected and qualified.

10.        Amendment. This Plan of Domestication may be amended by the Board of Directors of the Company at any time prior to the Effective Date, provided that an amendment made subsequent to the approval of this plan by the shareholders of the Company shall not alter or change (a) the amount or kind of shares or other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, or other property to be received by the shareholders hereunder, (b) any term of the Certificate of Incorporation or the Bylaws, other than changes permitted by the Delaware General Corporation Law, or (c) any of the terms and conditions of this Plan of Domestication if such alteration or change would adversely affect the holders of any class or series of stock of the Company.

11.        Abandonment or Deferral. At any time before the Effective Time, this Plan of Domestication may be terminated and the Domestication may be abandoned by the Board of Directors of the Company, notwithstanding the approval of this Plan of Domestication by the shareholders of the Company or the consummation of the Domestication may be deferred for a reasonable period of time if, in the opinion of the Board of Directors of the Company, such action would be in the best interests of the Company. In the event of termination of this Plan of Domestication, this Plan of Domestication shall become void and of no effect and there shall be no liability on the part of the Company or its Board of Directors or shareholders with respect thereto, except that the Company shall pay all expenses incurred in connection with the Domestication or in respect of this Plan of Domestication or relating thereto.

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This Plan of Domestication has been adopted by the Board of Directors of Midwest Holding Inc. as of the date set forth above.

Dated: August 12, 2020.	MIDWEST HOLDING INC.

	By	/s/ Mark A. Oliver
Mark A. Oliver, President